UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No. __)*

                            KINDRED HEALTHCARE, INC.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    494580103
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                                 (CUSIP Number)

                                January 27, 2006
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             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [_]  Rule 13d-1(d)

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* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 494580103
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1. Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (entities only):
                                 LEON G. COOPERMAN

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2.  Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)   [_]
         (b)   [X]
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3.  SEC  Use  Only

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4.  Citizenship or Place of Organization:

         UNITED STATES

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Number of             5.  Sole Voting Power:            1,135,100
Shares Bene-
ficially              6.  Shared Voting Power             814,000
Owned by
Each Report-          7.  Sole Dispositive Power:       1,135,100
ing Person
With                  8.  Shared Dispositive Power        814,000

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9.  Aggregate Amount Beneficially Owned by Each Reporting Person:

                                        1,949,100

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10.  Check Box if the Aggregate Amount in Row (9) Excludes
     Certain Shares [_]

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11.  Percent of Class Represented by Amount in Row (9):

                                        5.0%

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12.  Type of Reporting Person

                                        IN

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Item 1(a) Name of Issuer:

         Kindred Healthcare, Inc. (the "Issuer").


Item 1(b) Address of the Issuer's Principal Executive Offices:

         680 South Fourth Street
         Louisville KY 40202

Item 2(a) Name of Person Filing:

     This statement is filed on behalf of Leon G. Cooperman ("Mr. Cooperman").

     Mr. Cooperman is the Managing Member of Omega Associates, L.L.C. ("Associates"), a limited liability company organized under the laws of the State of Delaware. Associates is a private investment firm formed to invest in and act as general partner of investment partnerships or similar investment vehicles. Associates is the general partner of limited partnerships organized under the laws of Delaware known as Omega Capital Partners, L.P.("Capital LP"),Omega Capital Investors, L.P. ("Investors LP") and Omega Equity Investors, L.P. ("Equity LP"). These entities are private investment firms engaged in the purchase and sale of securities for investment for their own accounts.

     Mr. Cooperman is the President and majority stockholder of Omega Advisors, Inc. ("Advisors"), a Delaware corporation, engaged in providing investment management services and is deemed to control said entity. Advisors serves as the investment manager to Omega Overseas Partners, Ltd. ("Overseas"), a Cayman Islands exempted company, with a business address at British American Tower, Third Floor, Jennrett Street, Georgetown, Grand Cayman Island, British West Indies. Mr. Cooperman has investment discretion over portfolio investments of Overseas and is deemed to control such investments.

     Advisors also serves as a discretionary investment advisor to a limited number of institutional clients (the "Managed Accounts"). As to the shares owned by the Managed Accounts, there would be shared power to dispose or to direct the disposition of such Shares because the owners of the Managed Accounts may be deemed beneficial owners of such Shares pursuant to Rule 13d-3 under the Act as a result of their right to terminate the discretionary account within a period of 60 days.

     Mr. Cooperman is the ultimate controlling person of Associates, Capital LP, Investors LP, and Equity LP and Advisors.


Item 2(b) Address of Principal Business Office or, if None, Residence:

     The address of the principal business office of each of Mr. Cooperman, Capital LP, Investors LP, and Equity LP, Overseas and Advisors is 88 Pine Street, Wall Street Plaza - 31st Floor, New York, New York 10005.

Item 2(c) Citizenship:

     Mr. Cooperman is a United States citizen.


Item 2(d) Title of Class of Securities:

     Common Stock (the "Shares")


Item 2(e) CUSIP Number: 494580103


Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c):

     This Item 3 is not applicable.


Item 4. Ownership:

Item 4(a) (b) Amount Beneficially Owned and Percent of Class:

     Mr. Cooperman may be deemed the beneficial owner of 1,949,100 Shares which constitutes approximately 5.0% of the total number of Shares outstanding. This is based on the Company's Form 10-Q for the quarter ended September 30, 2005 which reflected 38,975,694 Shares outstanding as of October 31, 2005.

     This consists of 590,800 Shares owned by Capital LP, 116,100 Shares owned by Equity LP, 48,000 Shares owned by Investors, LP, 380,200 Shares owned by Overseas, and 814,000 Shares owned by the Managed Accounts.


Item 4(c) Number of Shares as to which such person has:


     (i)  Sole power to vote or to direct the vote:

              1,135,100

     (ii) Shared power to vote or to direct the vote:

              814,000

     (iii) Sole power to dispose or to direct the disposition of:

              1,135,100

     (iv) Shared power to dispose or to direct the disposition of:

              814,000

Item 5. Ownership of Five Percent or Less of a Class:

     This Item 5 is not applicable.


Item 6. Ownership of More than Five Percent on Behalf of Another Person:

     This Item 6 is not applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

     This Item 7 is not applicable.


Item 8. Identification and Classification of Members of the Group:

     This Item 8 is not applicable.


Item 9. Notice of Dissolution of Group:

     This Item 9 is not applicable.


Item 10. Certification:

     By signing below the undersigned certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


DATED: February 2, 2006

LEON G. COOPERMAN, individually,
as Managing Member of Omega
Associates, L.L.C. on behalf of
Omega Capital Partners, L.P.,
Omega Capital Investors, L.P.,
Omega Equity Investors, L.P., and
as President of Omega Advisors, Inc.


By /s/ ALAN M. STARK
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  Alan M. Stark
  Attorney-in-Fact
Power of Attorney on file


ATTENTION:  INTENTIONAL  MISSTATEMENTS  OR OMISSIONS OF FACT CONSTITUTE  FEDERAL
            CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).